UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5 )*

WESTERN ALLIANCE BANCORPORATION
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
957638 10 9
(CUSIP Number)
Western Alliance Bancorporation
2700 West Sahara Avenue
Las Vegas, NV 89102
Phone: (702) 248-4200
Attention: Corporate Secretary
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 25, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	957638 10 9

1	NAMES OF REPORTING PERSONS William S. Boyd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		3,301,371 shares of Common Stock (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,301,371 shares of Common Stock (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,301,371

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
Notes:
(1) Based on 73,140,661 shares of the Company’s common stock outstanding as of April 30, 2010.

CUSIP No.	957638 10 9
This Amendment No. 5 amends and supplements the Schedule 13D originally filed by William S. Boyd with the U.S. Securities and Exchange Commission on July 30, 2007 (the “Schedule 13D”) and amended by Amendment No. 1 thereto on May 2, 2008, Amendment No. 2 thereto on July 3, 2008, Amendment No. 3 thereto on May 12, 2009 and Amendment No. 4 thereto on February 16, 2010. The Schedule 13D is hereby amended to reflect a distribution of shares of the issuer’s common stock for estate planning purposes, and is hereby restated in its entirety to read as set forth herein.
Item 1. Security and Issuer
The Schedule 13D, as amended and restated as set forth herein (this Statement”), relates to shares of the common stock, $0.0001 par value per share, of Western Alliance Bancorporation, a Nevada Corporation (the Company”), whose principal executive offices are located at 2700 West Sahara Avenue, Las Vegas, Nevada 89102.
Item 2. Identity and Background
This Statement is filed on behalf of William S. Boyd, whose business address is c/o Western Alliance Bancorporation, Attn: Corporate Secretary, 2700 West Sahara Avenue, Las Vegas, Nevada 89102.
Mr. Boyd is presently employed as Executive Chairman of the Board of Directors of Boyd Gaming Corporation, a diversified owner of gaming entertainment properties whose principal executive offices are located at 3883 Howard Hughes Parkway, Ninth Floor, Las Vegas, Nevada 89169. Mr. Boyd has also served as a member of the Company’s Board of Directors since 1995. Mr. Boyd has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Boyd is a U.S. citizen.
Item 3. Source and Amount of Funds or Other Consideration
The information provided in Item 4 hereof is incorporated herein by reference.

CUSIP No.	957638 10 9
Item 4. Purpose of Transaction
On June 25, 2010, The William S. Boyd Trust, restated June 10, 2005, William S. Boyd as Trustee, transferred 1,500,000 shares of the Company’s common stock to WAL-10, LLC (the “LLC”) in exchange for a 91.74% membership interest in the LLC. Mr. Boyd has no investment or voting control over the LLC. The distribution was effected for estate planning purposes.
Mr. Boyd will review from time to time various factors relevant to his beneficial ownership of the Company’s securities, including trading prices for the Company’s common stock and conditions in capital markets generally, developments in the Company’s business and financial condition, result of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s common stock that he beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Mr. Boyd has in the past acquired, and may in the future acquire, stock options or other rights to purchase securities of the Company in the ordinary course of business in connection with his service on the Board of Directors of the Company.
Other than as set forth above and in his capacity as a director of the Company, Mr. Boyd has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) though (j) of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a), (b)The information set forth on the cover page of this Schedule 13D/A is incorporated herein by reference. Mr. Boyd holds dispositive and voting power over an aggregate of 3,301,371 shares of the Company’s common stock, consisting of:
•	3,290,121 shares held as trustee of The Marianne E. Boyd Trust, dated January 9, 2007;

•	11,250 shares subject to stock options held by Mr. Boyd that are exercisable within 60 days of the date hereof.
(c) The information included in Item 1 through Item 4 hereof is incorporated herein by reference. No other transactions in the Company’s common stock were effected during the 60 days prior to the date hereof by Mr. Boyd.
(d) Not applicable.
(e) June 25, 2010.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Not applicable.
Item 7. Material to Be Filed as Exhibits
Not applicable.

CUSIP No.	957638 10 9
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 4 to Schedule 13D is true, complete and correct.

Date: July 8, 2010	/s/ William S. Boyd
	Name:	William S. Boyd